UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arbutus Biopharma Corporation

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
03879J100

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,618,000 common shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,618,000 common shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,000 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Global Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,618,000 common shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,618,000 common shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,000 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,618,000 common shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,618,000 common shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,000 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer.

Arbutus Biopharma Corporation (the "Issuer")

(b) Address of Issuer’s Principal Executive Offices.

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada V5J 5J8

Item 2.	(a) Name of Person Filing.

This statement is filed by:

(1) Falcon Edge Global Master Fund, LP ("FEG Master Fund"), with respect to the Common Shares directly held by it;

(2) Falcon Edge Capital, LP ("FEC"), as investment manager of FEG Master Fund, with respect to the Common Shares directly held by FEG Master Fund; and

(3) Richard Gerson, as the sole director of the Falcon Edge (Cayman) GP, Ltd, indirectly controlling FEC, with respect to the Common Shares directly held by FEG Master Fund.

(b) Address of Principal Business Office.

The principal business office of Falcon Edge Capital, LP and Richard Gerson is 660 Madison Avenue, 19th Floor, New York, NY 10065, United States of America.

The principal business office of Falcon Edge Global Master Fund, LP is Ugland House, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

(c) Place of Organization.

Falcon Edge Capital, LP is a Delaware limited partnership. Falcon Edge Global Master Fund, LP is a Cayman Islands exempted limited partnership. Richard Gerson is a United States citizen

(d) Title of Class of Securities.

Common Shares, no par value

(e) CUSIP Number.

03879J100

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G/A are calculated based upon an aggregate of 54,569,791 Common Shares outstanding as of October 31, 2015, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 5, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03879J100	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

FALCON EDGE GLOBAL MASTER FUND, LP
By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

By:	/s/ Richard Gerson
RICHARD GERSON